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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

La Jolla Pharmaceutical Company

(Name of Issuer)
Common Stock, par value $ .01 per share

(Title of Class of Securities)
503459109
(CUSIP Number)
Jose M. de Lasa, 100 Abbott Park Road Abbott Park, Illinois 60064-6049; Phone 847 937 8905

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 20, 2001

(Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box / /.

    Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  503459109

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Abbott Laboratories IRS Identification No. 36-0698440

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/ /

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
Not Applicable

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES		(7)	SOLE VOTING POWER
BENEFICIALLY OWNED			1,603,104

BY EACH REPORTING		(8)	SHARED VOTING POWER
PERSON WITH			0

		(9)	SOLE DISPOSITIVE POWER
1,603,104

		(10)	SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,603,104

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (see Item 5 below)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

    The following information amends and supplements the Schedule 13D filed on January 2, 1997 (the "Schedule 13D"), the First Amendment to the Schedule 13D filed on September 26, 1997, the Second Amendment to the Schedule 13D filed on December 17, 1998, the Third Amendment to the Schedule 13D filed on April 17, 2001, and the Fourth Amendment to the Schedule 13D filed on May 24, 2001 (the "Fourth Amendment"). Capitalized terms used herein but not otherwise defined shall have the meanings described in the Schedule 13D.

Item 2.  Identity and Background

    (a)—(c), and (f)  The person filing this statement is Abbott Laboratories ("Abbott"), an Illinois corporation. Abbott's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. Abbott's principal office is located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6049.

    The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Abbott are as set forth in Exhibit 1 hereto and incorporated herein by this reference.

    (d) and (e)  Neither Abbott, nor to the best of its knowledge, any person listed on Exhibit 1 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

    (a)  As of July 20, 2001 Abbott was the beneficial owner of 1,603,104 shares of Common Stock (the "Shares"), representing approximately 4.5% of the outstanding shares of the Common Stock.

    (b)  Abbott has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

    (c)  In addition to the sales described in Item 5 of the Fourth Amendment, Abbott has effected the following open market sales of the Common Stock in the past 60 days:

Date	Number of Shares Sold	Average Price Per Share
May 23, 2001	5,000	$7.5000
May 25, 2001	5,000	$7.5500
May 29, 2001	2,500	$7.5000
June 7, 2001	12,500	$7.4700
July 2, 2001	9,000	$9.3400
July 3, 2001	15,000	$9.3067
July 5, 2001	3,000	$9.1500
July 9, 2001	10,000	$8.8175
July 10, 2001	68,000	$8.5779
July 20, 2001	870,000	$7.4000

    (d)  No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of, the Shares.

    (e)  On July 20, 2001, Abbott ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 7.  Material to be Filed as Exhibit

    Exhibit 1—Information Concerning Executive Officers and Directors of Abbott Laboratories.

*********************************

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abbott Laboratories
DATED: July 20, 2001	By: /s/ Thomas C. Freyman Thomas C. Freyman, Senior Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1	Information Concerning Executive Officers and Directors of Abbott Laboratories.

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EXHIBIT INDEX